Exhibit 99(a)(1)(xiv)

                                  NEWS RELEASE

GBC ACQUISITION CORP. ANNOUNCES EXPIRATION OF ITS TENDER OFFER FOR STOCK OF GENERAL BEARING CORPORATION

WEST NYACK, NY, August 16, 2004 - GBC Acquisition Corp. today announced that its cash tender offer to acquire all of the outstanding common stock of General Bearing Corporation (NASDAQSC: GNRL) ("General Bearing") not owned by a management group led by Seymour Gussack and David Gussack expired in accordance with its terms at 12:00 Midnight, Eastern Standard Time, on Friday, August 13, 2004.

The tender offer was subject to a number of conditions, including the tender of a sufficient number of shares such that, GBC Acquisition Corp. would own at least 90% of the outstanding Shares. This condition was not satisfied.

Accordingly, the tender offer expired in accordance with its terms, and GBC Acquisition Corp. will not accept for payment, and will not pay for, any tendered shares.

All tendered shares will be promptly returned to stockholders.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the tender offer are set forth in an offer to purchase, letter of transmittal and other related materials which were filed with the SEC and distributed to General Bearing's stockholders. This press release is not a substitute for such filings. Investors are urged to read such documents because they contain important information. Any such documents are available, free of charge, at the SEC's website (www.sec.gov).